Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces License Agreement between Steigenberger and Porsche Design Group to Establish a Joint Hotel Brand

Shanghai, China, July 9, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu” or “our”), a world-leading hotel group, announced that Steigenberger Hotels AG, a wholly-owned subsidiary of Huazhu, and Porsche Lizenz- und Handelsgesellschaft mbH & Co. KG (“Porsche Design Group”) signed a license agreement to jointly develop a new unique and exclusive hotel brand named Steigenberger Porsche Design Hotels. This hotel brand will be positioned as a luxury lifestyle brand. Steigenberger Porsche Design Hotels are expected to be launched in selected international metropolises.

About Porsche Design Group

In 1963, Professor Ferdinand Alexander Porsche created one of the most iconic design objects in contemporary history: the Porsche 911. Following his vision to take the principles and myth of Porsche beyond the automotive world, he created the exclusive lifestyle brand Porsche Design in 1972. His philosophy and design language can still be seen in all Porsche Design products today. Every Porsche Design product stands for extraordinary precision and perfection, boasts a high level of technological innovation and seamlessly combines intelligent functionality and puristic design. Created by Studio F. A. Porsche in Austria, Porsche Design Group’s products are sold worldwide in Porsche Design stores, high-end department stores, exclusive specialist retailers and the official online store www.porsche-design.com.

About Huazhu

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2021, Huazhu operated 6,881 hotels with 662,512 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2021, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

About Deutsche Hospitality/Steigenberger Hotels AG (“DH”)

Deutsche Hospitality brings together six separate hotel brands under a single umbrella. Steigenberger Icons with luxurious Grand Hotels which are characterised by their uniqueness, their location, and their particular historical background. Steigenberger Hotels & Resorts has 50 historic traditional buildings and lively city residences and also offers health and beauty oases set at the very heart of nature. MAXX by Steigenberger is a new and charismatic concept which places the focus on hotels housed in the essential in accordance with its motto “MAXXimize your stay”. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. IntercityHotel offers 46 upper mid-range urban hotels, all of which are located within easy walking distance of railway stations or airports. And Zleep Hotels – a well-known and successful hotel brand in Scandinavia which offer service and design at a great rate for the many. The portfolio of Deutsche Hospitality currently includes almost 160 hotels on three continents 40 of which are in the pipeline.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.